www.excellonresources.com

EXCELLON REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS

Toronto, Ontario – May 9, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) is pleased to report financial results for the three-month period ended March 31, 2019.

Q1 2019 Financial and Operational Highlights (compared to Q1 2018)

●	Revenue of $5.2 million in Q1 2019 (Q1 2018 – $5.9 million), with an additional $3.4 million in revenue realized in early Q2 2019 from Q1 production
●	Production of 522,261 silver equivalent (“AgEq”) ounces (Q1 2018 – 482,079 AgEq ounces)
●	AgEq ounces payable of 383,438 (Q1 2018 – 406,995 AgEq ounces payable)
●	Total cash cost net of byproducts per Ag oz payable (“COC”) of $11.71 (Q1 20178 – $3.85)
●	All-in sustaining cost net of byproducts per Ag oz payable (“AISC”) of $25.35 (Q1 2018 – $15.89)
●	Net loss of $3.8 million or $0.04/share (Q1 2018 – net loss of $1.2 million or $0.01/share)
●	Net working capital totaled $5.5 million at March 31, 2019 (December 31, 2018 – $7.9 million)
●	Initial processing of bulk sample has commenced on ore from Hecla Mining Company’s San Sebastian Mine

“We had a strong start to the year with the mine and mill performing well, both hitting records in March of 256 tonnes per day mined and over 10,000 tonnes processed, respectively,” stated Brendan Cahill, President and CEO. “As noted previously, we ended Q1 with a stockpile of more than 2,800 tonnes of high-grade ore and delivered an additional 1,000 tonnes of concentrate early in Q2, which impacted financial results as approximately $3.4 million in revenue was deferred to Q2 that would normally be reflected in Q1. During the second quarter, we expect daily tonnage to continue at a steady rate and our cost profile to improve considerably.”

Financial Results

Financial results for the three month periods ended March 31, 2019 and 2018 as follows:

(‘000s of USD, except amounts per share and per ounce)	Q1 2019	Q1 2018
Revenues (1)	5,179	5,911
Production costs	(4,612)	(3,959)
Depletion and amortization	(1,169)	(1,282)
Cost of sales	(5,781)	(5,241)
Gross profit (loss)	(602)	670

Corporate administration	(1,361)	(1,423)
Exploration	(1,005)	(708)
Other	(274)	82
Net finance cost (income)	(52)	1,024
Income tax recovery	(491)	(867)
Net loss	(3,785)	(1,222)
Income (loss) per share – basic	(0.04)	(0.01)

Cash flow from (used in) operations (2)	(977)	471
Cash flow from (used in) operations per share – basic	(0.01)	0.01

Production cost per tonne (3)	272	230
COC ($/Ag oz)	11.71	3.85
AISC ($/Ag oz)	25.35	15.89

(1)	Revenues are net of treatment and refining charges.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion, amortization and inventory adjustments.

Operations improved over previous quarters as multiple ore faces were accessed with lower dilution and increased head grades. As a result, average ore produced increased to 223 tonnes per day (“tpd”) in the quarter and 256 tpd in March, with a total of 20,083 tonnes mined in the quarter. Daily tonnage is expected to continue at a steady rate between 230 and 270 tpd as development continues towards the next production horizon.

As disclosed previously, milling operations were paused for upgrades in January and commissioning was completed in late February with minor adjustments ongoing to prepare for processing of the San Sebastian bulk sample. The initial mill upgrades completed by late March showed promising results with record recoveries at higher processing rates, with lead at 82-85%, zinc at 84-87% and silver at 91-93% at a throughput rate of 400+ tpd.

As milling operations were paused, approximately 2,875 tonnes of fresh ore remained at the end of the quarter and was processed during April. Additionally, due to truck scheduling constraints at quarter-end, 1,000 tonnes of concentrate product was in transit or stockpile at the end of the quarter.

The two factors above resulted in a 6% reduction in AgEq ounces payable to 383,438 ounces, a 12% decrease in net revenues relative to Q1 2018 and the deferral of approximately $3.4 million in revenue at current prices. Additionally, realized metal prices were significantly lower in Q1 2019 relative to Q1 2018, as referenced in the table below.

Cost of sales, including depletion and amortization increased by 10% primarily due to a $0.5 million increase in energy cost as electricity unit cost increased from $0.06/kWh in Q1 2018 to $0.11/kWh in Q1 2019. The Company continues to advance negotiations to secure lower electricity costs via the private market.

The Company recorded a net loss of $3.8 million in Q1 2019 (Q1 2018 – net loss of $1.2 million), with the primary contributors being lower net revenues, increased cost of sales and exploration expenditures, a non-cash contingent liability provision of $0.6 million and lower realized metal prices.

Exploration expenditures increased to $1.0 million in Q1 2019 ($0.7 million in Q1 2018) as drilling continued at Platosa and Evolución. At Platosa, 2,143 metres were drilled from surface targeting extensions of the NE1-S Manto and testing new targets in the Jaboncillo area. At Evolución, 2,545 metres were drilled on the Lechuzas structrure which successfully defined a mineralized envelope of 600 metres along strike and 500 metres down dip.

COC was higher in Q1 2019 at $11.71 compared to $3.85 in Q1 2018, primarily due to the revenues deferred into Q2 2019. Similarly, the Company’s AISC for Q1 2019 of $25.35 increased due to higher COC (Q1 2018 – $15.89). During Q1 2019, the Company incurred $0.8 million in capital expenditures related to the Optimization Plan Phase 2, mine development and mining equipment. AISC in Q1 2019, excluding non-cash items was $21.97 and is expected to improve as production continues at a steady rate.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of lead and zinc by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and (non-cash) environmental reclamation costs, all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three month period ended March 31, 2019, for a reconciliation of these measures to reported IFRS results.

Operational Results

Operational results for the periods indicated below were as follows:

	Q1	Q1
	2019	2018
Tonnes of ore produced:	20,083	13,784
Tonnes of ore processed:	16,769	13,021
Tonnes of historical stockpile processed:	1,450	5,864
Total tonnes processed:	18,219	18,885
Ore grades:
Silver (g/t)	534	441
Lead (%)	5.01	4.78
Zinc (%)	8.00	8.24
Historical stockpile grades:
Silver (g/t)	123	176
Lead (%)	1.22	1.60
Zinc (%)	1.44	2.40
Blended head grade (ore and historical stockpiles):
Silver (g/t)	502	359
Lead (%)	4.71	3.79
Zinc (%)	7.48	6.43
Recoveries:
Silver (%)	89.7	87.3
Lead (%)	74.6	81.2
Zinc (%)	78.1	83.8
Production:(1)
Silver – (oz)	260,445	194,462
AgEq ounces (oz)(2)	522,261	482,079
Lead – (lb)	1,376,423	1,275,418
Zinc – (lb)	2,209,624	2,253,449
Payable:(3)
Silver ounces – (oz)	174,194	166,076
AgEq ounces (oz) (2)	383,438	406,995
Lead – (lb)	890,712	1,139,665
Zinc – (lb)	1,919,733	1,834,743
Realized prices:(4)
Silver – ($US/oz)	15.45	16.49
Lead – ($US/lb)	0.92	1.10
Zinc – ($US/lb)	1.26	1.48

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements and will differ from production due to these reasons.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Rupy Dhadwar, Chief Financial Officer
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.